

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Michael Roper
Chief Executive Officer
Sadot Group Inc.
295 E. Renfro Street, Suite 209
Burleson, Texas 76028

> **Re: Sadot Group Inc.**
> **Registration Statement on Form S-3**
> **Filed August 29, 2024**
> **File No. 333-281842**

Dear Michael Roper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Fleming